UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-1)
(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

R.V.B. Holdings Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share
(Title of Class of Securities)

M20512105
(CUSIP Number)

Greenstone Industries Ltd.
21 Haarbaa Street
Tel Aviv 64739, Israel
Attn: Ofer Naveh, Director of Finance

With a copy to:

Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Halevy & Greenberg & Co.
1 Azrieli Center, Tel-Aviv, Israel
972-3-607-4444

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 3, 2011
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. M20512105	Page 2 of 4 Pages
1	NAME OF REPORTING PERSON: Greenstone Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 78,480,848 Ordinary Shares
	8	SHARED VOTING POWER: 0 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 78,480,848 Ordinary shares
	10	SHARED DISPOSITIVE POWER: 0 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 78,480,848 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 65.53%*
14	TYPE OF REPORTING PERSON: CO

* Based on 118,900,535 ordinary shares of R.V.B. Holdings Ltd. outstanding as of December 31, 2010, as reported in the Annual Report of R.V.B. Holdings Ltd. for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on February 14, 2011 (not taking into account 930,000 dormant shares of R.V.B. Holdings Ltd. which are held by R.V.B. Holdings Ltd.).

(Page 2 of 4 Pages)

The statement on Schedule 13D filed on February 16, 2011, relating to ordinary shares, par value NIS 1.00 per share (the “Ordinary Shares”) of R.V.B. Holdings Ltd., a company organized under the laws of the State of Israel (the “Issuer” or the "Company"), as amended by Amendment No. 1 filed by Greenstone Industries Ltd. (“Greenstone” or the “Reporting Person”) with the Securities and Exchange Commission on March 17, 2011, as further amended by Amendment No. 2 filed by Greenstone with the Securities and Exchange Commission on March 28, 2011 and as further amended by Amendment No. 3 filed by Greenstone with the Securities and Exchange Commission on May 24, 2011 (the statement on Schedule 13D, as amended, is referred to herein as “Schedule 13D”) is hereby further amended as set forth below by this Amendment No. 4.

Item 4.   Purpose of Transaction.

Item 4 of Schedule 13D is amended by adding the following paragraphs:

On July 3, 2011, Greenstone entered into a Share Purchase Agreement pursuant to Greenstone's holding in E.E.R Environmental Energy Resources ("EER") (expected to constitute approximately 30% of the share capital of EER at closing of the Share Purchase Agreement) will be acquired by the Issuer in exchange for cash, for a price of $2.5 per share (approximately $15.7 million in the aggregate), reflecting a company valuation of EER (assuming the full conversion of all of the shareholders loans existing at EER) of approximately $52 million. Pursuant to the Share Purchase Agreement, S.R. Accord Ltd. will, in addition, sell to the Company its holdings in EER in exchange for the issuance of shares of the Issuer, based on an exchange rate of 11.65 shares of the Issuer per one share of EER. Additional shareholders of EER may join the transaction and sell their holdings in EER to the Issuer in exchange for the Issuer's shares. The number of EER shareholders who shall elect to exchange their holdings in EER into shares of the Company, is presently unknown.

There is currently no assurance that the transaction will be consummated. The consummation of the transaction is subject, among other things, to obtaining all the required approvals pursuant to applicable law, including the approval of the general meeting of the Company pursuant to the provisions of Section 275 to the Israeli Companies Law of 1999.

 In connection with the Share Purchase Agreement, Greenstone entered into a Voting Agreement with Mazal Resources B.V., which shall enter into effect upon the consummation of the Share Purchase Agreement, with respect to the voting of the shares of the Company held by the parties thereto and the nomination of the Company’s directors.

Item 7.   Material to be Filed as Exhibits.

Item 7 of Schedule 13D is amended and restated as follows:

99.1*
Agreement, dated December 12, 2010, by and among, Greenstone Industries Ltd., A.O. Tzidon Ltd. and Aviv Tzidon (incorporated by reference to Exhibit 7 to Schedule 13D/A filed by Aviv Tzidon on December 20, 2010 with respect to the Issuer's Ordinary Shares).

99.2
Share Purchase Agreement, dated July 3, 2011, by and among Greenstone Industries Ltd., S.R. Accord Ltd., Mazal Resources B.V., R.V.B. Holdings Ltd. and E.E.R Environmental Energy Resources (Israel) Ltd.

99.3	Voting Agreement, July 3, 2011, by and between Greenstone Industries Ltd. and Mazal Resources B.V.

*Previously filed.

(Page 3 of 4 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GREENSTONE INDUSTRIES LTD.

By:	/s/ Yair Fudim
Yair Fudim
Chief Executive Officer

By:	/s/ Ofer Naveh
Ofer Naveh
Director of Finance

July 5, 2011

(Page 4 of 4 Pages)